United States securities and exchange commission logo





                             May 27, 2021

       Derrick Jensen
       Chief Financial Officer
       Quanta Services, Inc.
       2800 Post Oak Boulevard, Suite 2600
       Houston, TX 77056

                                                        Re: Quanta Services,
Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed on March 1,
2021
                                                            File No. 001-13831

       Dear Mr. Jensen:

               We have reviewed your May 17, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 4, 2021 letter.

       Form 10-K for the year ended December 31, 2020

       10. Income Taxes, page 98

   1. We note your response to comment 2. In future filings, please ensure your disclosures clearly disclose any
material changes impacting your valuation allowance including the facts and circumstances
that drove those changes. To the extent material differences exist between your
income tax rate reconciliation and the overall change in the valuation allowance, your
disclosures should highlight such material changes including the reasons for such changes.
 Derrick Jensen
Quanta Services, Inc.
May 27, 2021
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429 if
you have any questions.



FirstName LastNameDerrick Jensen                       Sincerely,
Comapany NameQuanta Services, Inc.
                                                       Division of Corporation
Finance
May 27, 2021 Page 2                                    Office of Real Estate &
Construction
FirstName LastName